Registration No. 333-164005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts

中国人寿保险股份有限公司
(Exact name of issuer of deposited securities as specified in its charter)

China Life Insurance Company Limited
(Translation of issuer's name into English)

The People’s Republic of China
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, N.Y. 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
______________________

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466
☒      immediately upon filing
☐      on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 5 overseas foreign-invested shares, or H shares, par value RMB 1.00 each, of China Life Insurance Company Limited
	n/a	n/a	n/a	n/a
(1)	Each Unit represents 100 American Depositary Shares.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This post-effective amendment to registration statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts together shall constitute one and the same instrument.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment No. 2 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(3) to this registration statement, which form of American Depositary Receipt is incorporated herein by reference.

PART I
INFORMATION REQUIRED IN PROSPECTUS

Item - 1.   Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name and address of depositary		Face of American Depositary Receipt, introductory paragraph

2.	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	The procedure for collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	The procedure for transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	The procedure for sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	The procedure for deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	The procedure for amendment, extension or termination of the deposit agreement	Paragraphs (16) and (17)

	(viii)	The procedure for rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (3)

	(ix)	Limitation upon the liability of the depositary	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the depositary	Paragraph (14)

3.	Fees and Charges		Paragraph (7)

Item - 2. Available Information

Statement that China Life Insurance Company Limited is     subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.	Exhibits

(a)(1)
Form of Amended and Restated Deposit Agreement among China Life Insurance Company Limited. (the “Company”), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the “Amended and Restated Deposit Agreement”).  Previously filed.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement including the form of American Depositary Receipt – Previously filed.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement including the form of American Depositary Receipt – Filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. - Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. Set forth on the signature pages hereto.

Item - 4.	Undertakings

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this post-effective amendment to registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, United States, on May 1 , 2015.

Legal entity created by the form of Amended and Restated Deposit Agreement for the issuance of American Depositary Receipts for H shares, par value RMB 1.00 each, of China Life Insurance Company Limited.

DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, China Life Insurance Company Limited certifies that has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this post-effective amendment to registration statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Beijing, People's Republic of China, on May 1 , 2015.

CHINA LIFE INSURANCE COMPANY LIMITED

By:	/s/ Lin Dairen
Name:	Lin Dairen
Title:	President and Executive Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lin Dairen and Yang Zheng and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, his or her full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes he or she might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment to registration statement on Form F-6 has been signed by the following persons in the capacities indicated on May 1 , 2015.

Signature	Title

/s/ Yang Mingsheng *	Yang Mingsheng Chairman of the Board and Executive Director

/s/ Lin Dairen *	Lin Dairen President and Executive Director

/s/ Su Hengxuan *	Su Hengxuan Vice President and Executive Director

/s/ Miao Ping *	Miao Ping Vice President and Executive Director

/s/ Liu Anlin *	Liu Anlin Vice President

/s/ Xu Hengping *	Xu Hengping Vice President

/s/ Xu Haifeng *	Xu Haifeng Vice President

/s/ Li Mingguang *	Li Mingguang Vice President

Signature	Title

/s/ Yang Zheng *	Yang Zheng Vice President Chief Financial Officer

/s/ Miao Jianmin *	Miao Jianmin Non-Executive Director

/s/ Zhang Xiangxian *	Zhang Xiangxian Non-Executive Director

/s/ Wang Sidong *	Wang Sidong Non-Executive Director

*By:	/s/ Lin Dairen
Name:	Lin Dairen
Power of Attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of China Life Insurance Company Limited, has signed this post-effective amendment to registration statement on Form F-6 and any amendment thereto in the City of Newark, Delaware on   May 1 , 2015.

AUTHORIZED U.S. REPRESENTATIVE

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number.	Exhibit

(a)(3)	Form of Amendment No. 2 to Amended and Restated Deposit Agreement.

(e)	Rule 466 Certification.